UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42174

Icon Energy Corp.
(Translation of registrant’s name into English)

c/o Pavimar Shipping Co.
17th km National Road
Athens-Lamia & Foinikos Str.
14564, Nea Kifissia
Athens, Greece
+30 211 88 81 300
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 and Exhibit 99.2 are the unaudited interim condensed consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations of Icon Energy Corp. (the “Company”) as of September 30, 2025, and for the nine-month period then ended.

The information contained in this Form 6-K is deemed to be filed, not furnished, and shall be incorporated by reference into any related future registration statements and Prospectuses, and as such Prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON ENERGY CORP.

Date: November 26, 2025	By:	/s/ Dennis Psachos
	Name:	Dennis Psachos
	Title:	Chief Financial Officer